

SHERB & CO., LLP

Certified Public Accountants

1900 NW Corporate Blvd., Suite East 210
Boca Raton, FL 33431
Tel: 561.886.4200
Fax: 561.886.3330
e-mail: info@sherbcpa.com

Offices in New York and Florida

February 20, 2009

Office of the Chief Accountant
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Dear Sir/Madam:

We have read Item 4.01 of the current report on Form 8-K dated Febuary 18, 2009 of K's Media and are in agreement with the statements contained therein infofar as they related to Sherb & Co., LLP. We have no basis to agree or disagree with the other statements of the registrant contained in the aforesaid Form 8-K.

Very truly yours,

/s/ Sherb & Company, LLP